Exhibit 99.1 Tier Technologies, Inc. 10780 Parkridge Blvd., Suite 400 Reston, VA 20191 CONTACT: Ronald W. Johnston, Chief Financial Officer rjohnston@tier.com (571) 382-1000

Tier Reports Fiscal 2008 Fourth Quarter and Year End Results

RESTON, VA, December 9, 2008 – Tier Technologies, Inc. (Nasdaq: TIER) today announced results for the quarter and year ended September 30, 2008 and provided updates on continuing strategic growth initiatives.

“We are pleased to announce the completion of 6 of 7 previously announced divestitures.  Five of these divestitures were completed during fiscal year 2008,  and the sixth was completed as of November 30, 2008,” said Ronald L. Rossetti, Tier's Chairman and Chief Executive Officer.

Mr. Rossetti went on to say “we have new management in place, and the Company is totally focused on the biller-direct category represented by our EPP operations.”

Next Mr. Rossetti stated, “despite the rapidly contracting economy, we were able to generate revenue growth from our continuing operations in both the fourth quarter and full 2008 fiscal year.  Even with the lower-than-anticipated results in Property tax payments due to sub-prime mortgage issues, our EPP business ended the year with a 17.7% increase in revenues and continued transaction growth of 22.6%.”

Conference Call

Tier will host a conference call tonight at 5:00 p.m. Eastern Time to discuss these results.  To access the conference call, please dial 888-335-3240 and provide conference ID # 76156469.  The conference call will also be broadcast live via the Internet at www.tier.com.  A replay will be available at www.tier.com approximately 24 hours after the end of the call or by calling  800-642-1687 and entering conference ID # 76156469 from Thursday, December 11 at noon Eastern Time until 11:59 p.m. Eastern Time on December 23, 2008.

Fourth Quarter Fiscal 2008 Results

For the quarter ended September 30, 2008, Tier reported revenues from continuing operations of $22.8 million, a 10.4% increase over the same quarter last year.  Net loss was $4.9 million, or $0.25 per fully-diluted share.

Continuing operations include Electronic Payment Processing or EPP, certain wind-down businesses and corporate costs.  On a standalone basis, our core EPP business reported quarterly revenues of $21.1 million, or a 15.4% increase over the same quarter last year.  We continue to experience strong growth, both in the number of transactions processed and the dollar volume of payments processed on behalf of our customers.  Corporate overhead costs, which support both continuing and discontinued operations, were $3.8 million for the quarter, up $0.5 million from Tier’s discontinued operations reported revenues of $4.8 million for the quarter, down 235.3% from the same quarter last year.  The decrease is primarily due to the ending of contracts. Net loss from discontinued operations was $4.0 for the quarter.

Year End 2008 Results

For the fiscal year ended September 30, 2008, Tier reported revenues from continuing operations of $122.6 million, a 13.2% increase over year end 2007.  Net loss was $12.0 million, or $0.61 per fully-diluted share.

      On a standalone basis, our core EPP business reported annual revenues of $117.1 million or a 17.7% increase over the same period last year.  We continue to experience strong growth, both in the number of transactions processed and the dollar volume of payments processed on behalf of our customers.  Corporate overhead costs, which support both continuing and discontinued operations, were $16.4 million for the year, down $0.2 million from last year.

Tier’s discontinued operations reported revenues of $44.8 million for the year, down 54.0% from last year.  The decrease is primarily due to the ending of contracts and the final sale of other business units.  Net loss for the year from discontinued operations was $15.4 million, or $0.79 per fully-diluted shares.

Liquidity

As of September 30, 2008, Tier had $78.9 million in cash and cash equivalents and investments in marketable securities, and $8.1 million in restricted investments.  Tier currently holds $31.3 million in auction rate securities as long-term investments.  These investments are revenue bonds and asset-backed notes issued by state agencies.  The investments are AAA-rated and collateralized with student loans and guaranteed under the Federal Family Education Loan Program.  Tier has no short-term or long-term debt.

About Tier Technologies, Inc.

Tier Technologies, Inc. provides federal, state and local government and other public sector clients with electronic payment processing and other transaction processing services.  Headquartered in Reston, Virginia, Tier Technologies serves over 3,300 electronic payment processing clients throughout the United States, including federal, state, and local governments, educational institutions, utilities and commercial clients.  Through its subsidiary, Official Payments Corp., Tier delivers payment processing solutions for a wide range of markets.  For more information, see www.tier.com and www.officialpayments.com.

Statements made in this press release that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Tier undertakes no obligation to update any such forward-looking statements.  Each of these statements is made as of the date hereof based only on current information and expectations that are inherently subject to change and involve a number of risks and uncertainties.  Actual events or results may differ materially from those projected in any of such statements due to various factors, including, but not limited to:  the impact of governmental investigations; the potential loss of funding by clients, including due to government budget shortfalls or revisions to mandated statutes; the timing, initiation, completion, renewal, extension or early termination of client projects; the Company’s ability to realize revenues from its business development opportunities; the timing and completion of the divestment of the Company’s non-

core assets; and unanticipated claims as a result of project performance, including due to the failure of software providers or subcontractors to satisfactorily complete engagements.  For a discussion of these and other factors which may cause our actual events or results to differ from those projected, please refer to the Company's annual report on Form 10-K for the fiscal year ended September  30, 2007 filed with the SEC.

IMPORTANT INFORMATION

Tier Technologies, Inc. plans to file with the SEC and furnish to its shareholders a Proxy Statement in connection with its 2009 Annual Meeting, and advises its security holders to read the Proxy Statement relating to the 2009 Annual Meeting when it becomes available, because it will contain important information.  Security holders may obtain a free copy of the Proxy Statement and other documents (when available) that Tier files with the SEC at the SEC’s website at www.sec.gov. The Proxy Statement and these other documents may also be obtained for free from Tier by directing a request to Tier Technologies, Inc., Attn: Corporate Secretary, Keith Omsberg, 10780 Parkridge Blvd., 4th Floor, Reston, VA  20191.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Tier, its directors and named executive officers may be deemed to be participants in the solicitation of Tier’s security holders in connection with its 2009 Annual Meeting.  Security holders may obtain information regarding the names, affiliations and interests of such individuals in Tier’s Annual Report on Form 10-K for the year ended September 30, 2007 and its proxy statement dated January 15, 2008, each of which is on file with the SEC, as well as its upcoming Annual Report on Form 10-K for the year ended September 30, 2008 and its upcoming proxy statement for the 2009 Annual Meeting (when available).  To the extent there have been changes in Tier’s directors and executive officers, such changes have been reported on Current Reports on Form 8-K filed with the SEC.  To the extent holdings of Tier securities have changed since the amounts printed in the proxy statement dated January 15, 2008, such changes have been or will be reflected on Statements of Change in Beneficial Ownership on Form 4 or Form 5 filed with the SEC.

TIER TECHNOLOGIES, INC.
Consolidated Balance Sheets

(in thousands)	September 30, 2008	September 30, 2007
ASSETS:
Current assets:
Cash and cash equivalents	$47,735	$16,516
Investments in marketable securities	2,415	57,815
Accounts receivable, net	4,209	4,909
Unbilled receivables	532	545
Prepaid expenses and other current assets	1,331	2,169
Assets of discontinued operations	—	672
Current assets—held-for-sale	11,704	36,196
Total current assets	67,926	118,822

Property, equipment and software, net	4,479	3,743
Goodwill	14,526	14,526
Other intangible assets, net	13,455	17,640
Investments in marketable securities	28,821	—
Restricted investments	7,861	11,526
Other assets	283	167
Total assets	$137,351	$166,424

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$918	$877
Accrued compensation liabilities	4,289	4,653
Accrued subcontractor expenses	348	504
Accrued discount fees	5,243	4,529
Other accrued liabilities	4,319	4,213
Deferred income	1,790	2,649
Liabilities of discontinued operations	—	421
Current liabilities—held-for-sale	9,061	10,864
Total current liabilities	25,968	28,710
Other liabilities	136	200
Total liabilities	26,104	28,910

Commitments and contingencies

Shareholders’ equity:
Preferred stock, no par value; authorized shares: 4,579; no shares issued and outstanding	—	—
Common stock and paid-in capital; shares authorized: 44,260; shares issued: 20,619 and 20,425; shares outstanding: 19,735 and 19,541	190,099	186,417
Treasury stock—at cost, 884 shares	(8,684)	(8,684)
Accumulated other comprehensive loss	(2,504)	—
Accumulated deficit	(67,664)	(40,219)
Total shareholders’ equity	111,247	137,514
Total liabilities and shareholders’ equity	$137,351	$166,424

TIER TECHNOLOGIES, INC.
Consolidated Statements of Operations

	Year ended September 30,
(in thousands, except per share data)	2008	2007	2006

Revenues	$122,571	$108,306	$90,916

Costs and expenses:
Direct costs	95,234	82,668	68,447
General and administrative	28,020	26,372	32,310
Selling and marketing	8,677	7,950	8,076
Depreciation and amortization	5,328	4,573	5,123
Write-down of goodwill and intangible assets	—	9,161	—
Total costs and expenses	137,259	130,724	113,956

Loss from continuing operations before other income and income taxes	(14,688)	(22,418)	(23,040)

Other income:
Income from investments:
Equity in net income of unconsolidated affiliate	—	475	445
Realized foreign currency gain	—	239	—
Gain on sale of unconsolidated affiliate	—	80	—

Interest income, net	2,731	3,300	2,951
Other income	—	—	74
Total other income	2,731	4,094	3,470

Loss from continuing operations before income taxes	(11,957)	(18,324)	(19,570)
Income tax provision	87	76	45

Loss from continuing operations	(12,044)	(18,400)	(19,615)
(Loss) income from discontinued operations, net	(15,401)	15,366	10,164

Net loss	$(27,445)	$(3,034)	$(9,451)

(Loss) earnings per share—Basic and diluted:
From continuing operations	$(0.61)	$(0.94)	$(1.00)
From discontinued operations	$(0.79)	$0.78	$0.52
(Loss) earnings per share—Basic and diluted	$(1.40)	$(0.16)	$(0.48)

Weighted average common shares used in computing:
Basic and diluted (loss) earning per share	19,616	19,512	19,495

TIER TECHNOLOGIES, INC.
Consolidated Statements of Cash Flows

	Year ended September 30,
(In thousands)	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(27,445)	$(3,034)	$(9,451)
Less: (Loss) income from discontinued operations, net	(15,401)	15,366	10,164
Loss from continuing operations, net	(12,044)	(18,400)	(19,615)
Non-cash items included in net income from continuing operations:
Depreciation and amortization	5,497	4,744	5,479
Provision for doubtful accounts	239	(42)	809
Accrued forward loss on contracts	(12)	25	(270)
Equity in net income of unconsolidated affiliate	—	(475)	(445)
Gain on sale of unconsolidated affiliate	—	(80)	—
Foreign currency translation gain realized on sale of unconsolidated affiliate	—	(239)	—
Settlement of pension contract	—	1,254	—
Share-based compensation	2,224	1,514	1,768
Write-down of obsolete inventory	442	—	—
Write-down of goodwill and intangible assets	—	9,192	—
Other	23	8	76
Net effect of changes in assets and liabilities:
Accounts receivable and unbilled receivables	473	(1,413)	1,193
Prepaid expenses and other assets	261	3,050	(228)
Accounts payable and accrued liabilities	311	(142)	949
Income taxes receivable	19	3	(336)
Deferred income	(859)	129	(70)
Cash used in operating activities from continuing operations	(3,426)	(872)	(10,690)
Cash provided by operating activities from discontinued operations	3,955	14,645	15,450
Cash provided by operating activities	529	13,773	4,760
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of marketable securities	(7,325)	(21,012)	(45,950)
Sales and maturities of marketable securities	33,815	3,550	44,278
Purchases of restricted investments	—	(22,611)	(14,255)
Sales and maturities of restricted investments	1,250	20,098	6,571
Purchase of equipment and software	(1,951)	(931)	(1,310)
Repayment of notes and accrued interest from related parties	—	4,401	—
Proceeds from sale of discontinued operations and equity investment	8,735	4,784	—
Other investing activities	—	(164)	—
Cash provided by (used in) investing activities for continuing operations	34,524	(11,885)	(10,666)
Cash used in investing activities for discontinued operations	(5,057)	(4,010)	(3,461)
Cash provided by (used in) investing activities	29,467	(15,895)	(14,127)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock	1,283	213	69
Capital lease obligations and other financing arrangements	(56)	(26)	(38)
Cash provided by financing activities from continuing operations	1,227	187	31
Cash used in financing activities for discontinued operations	(4)	(6)	(45)
Cash provided by (used in) financing activities	1,223	181	(14)
Effect of exchange rate changes on cash	—	(11)	17
Net increase (decrease) in cash and cash equivalents	31,219	(1,952)	(9,364)
Cash and cash equivalents at beginning of period	16,516	18,468	27,832
Cash and cash equivalents at end of period	$47,735	$16,516	$18,468

TIER TECHNOLOGIES, INC.
Consolidated Statements of Operations—Continuing Operations

	Continuing Operations
(in thousands)	EPP	Wind- down	Corporate & Eliminations	Total
Fiscal year ended September 30, 2008:
Revenues	$117,072	$5,930	$(431)	$122,571
Costs and expenses:
Direct costs	91,290	3,944	—	95,234
General and administrative	11,065	1,088	15,867	28,020
Selling and marketing	7,966	191	520	8,677
Depreciation and amortization	3,503	1,428	397	5,328
Total costs and expenses	113,824	6,651	16,784	137,259
(Loss) income from continuing operations before other income and income taxes	3,248	(721)	(17,215)	(14,688)
Other income (expense):
Interest income (expense)	(3)	(2)	2,736	2,731
Total other income (expense)	(3)	(2)	2,736	2,731
(Loss) income from continuing operations before taxes	3,245	(723)	(14,479)	(11,957)
Income tax provision	—	—	87	87
(Loss) income from continuing operations	$3,245	$(723)	$(14,566)	$(12,044)

Fiscal year ended September 30, 2007:
Revenues	$99,433	$9,258	$(385)	$108,306
Costs and expenses:
Direct costs	76,388	6,280	—	82,668
General and administrative	7,057	3,284	16,031	26,372
Selling and marketing	6,848	1,091	11	7,950
Depreciation and amortization	3,206	763	604	4,573
Write down of goodwill and intangible assets	—	9,161	—	9,161
Total costs and expenses	93,499	20,579	16,646	130,724
(Loss) income from continuing operations before other income and income taxes	5,934	(11,321)	(17,031)	(22,418)
Other income:
Interest income	—	—	3,300	3,300
Income from equity investments	—	—	794	794
Other income	—	—	4,094	4,094
(Loss) income from continuing operations before taxes	5,934	(11,321)	(12,937)	(18,324)
Income tax provision	76	—	—	76
(Loss) income from continuing operations	$5,858	$(11,321)	$(12,937)	$(18,400)

TIER TECHNOLOGIES, INC.
Consolidated Statements of Operations—Continuing Operations

	Continuing Operations
(in thousands)	EPP	Wind- down	Corporate & Eliminations	Total
Fiscal Year Ended September 30, 2006:
Revenues	$78,578	$12,489	$(151)	$90,916
Costs and expenses:
Direct costs	61,505	7,104	(162)	68,447
General and administrative	5,510	2,005	24,795	32,310
Selling and marketing	4,924	1,033	2,119	8,076
Depreciation and amortization	3,169	1,504	450	5,123
Total costs and expenses	75,108	11,646	27,202	113,956
(Loss) income from continuing operations before other income and income taxes	3,470	843	(27,353)	(23,040)
Other income:
Interest income	2,136	—	815	2,951
Gain from equity investments	—	—	519	519
Total other income	2,136	—	1,334	3,470
(Loss) income from continuing operations before taxes	5,606	843	(26,019)	(19,570)
Income tax provision	45	—	—	45
(Loss) income from continuing operations	$5,561	$843	$(26,019)	$(19,615)

TIER TECHNOLOGIES, INC.
Consolidated Statements of Operations—Discontinued Operations

	Year ended September 30, 2008
(in thousands)	GBPO	PSSI	Other and Eliminations	Total
Revenues	$20,235	$24,608	$—	$44,843
Costs and expenses:
Direct costs	10,634	20,650	(431)	30,853
General and administrative	2,282	6,262	(242)	8,302
Selling and marketing	729	1,668	(83)	2,314
Depreciation and amortization	1	78	—	79
Write-down of goodwill and intangibles	141	17,623	—	17,764
Total costs and expenses	13,787	46,281	(756)	59,312
(Loss) income before gain on discontinued operations	6,448	(21,673)	756	(14,469)
(Loss) gain on discontinued operations	(1,028)	85	11	(932)
(Loss) income from discontinued operations, net	$5,420	$(21,588)	$767	$(15,401)

	Year ended September 30, 2007
(in thousands)	GBPO	PSSI	Other and Eliminations	Total
Revenues	$37,677	$31,372	$—	$69,049
Costs and expenses:
Direct costs	24,696	21,557	(386)	45,867
General and administrative	2,636	6,717	(49)	9,304
Selling and marketing	1,098	2,621	(18)	3,701
Depreciation and amortization	2	95	—	97
Write-down of goodwill and intangibles	2,671	120	—	2,791
Total costs and expenses	31,103	31,110	(453)	61,760
Income before gain on discontinued operations	6,574	262	453	7,289
Gain on discontinued operations	—	—	8,077	8,077
Income from discontinued operations, net	$6,574	$262	$8,530	$15,366

	Year ended September 30, 2006
(in thousands)	GBPO	PSSI	Other and Eliminations	Total
Revenues	$45,478	$32,337	$—	$77,815
Costs and expenses:
Direct costs	36,157	22,448	331	58,936
General and administrative	1,400	4,251	116	5,767
Selling and marketing	623	1,702	33	2,358
Depreciation and amortization	2	132	—	134
Write-down of goodwill and intangibles	—	—	—	—
Total costs and expenses	38,182	28,533	480	67,195
Income (loss) before income taxes	7,296	3,804	(480)	10,620
Income tax provision	—	—	456	456
Income (loss) from discontinued operations, net	$7,296	$3,804	$(936)	$10,164